Financial Investors Variable Insurance Trust

1290 Broadway, Suite 1100

Denver, CO 80203

January 13, 2010

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0213

RE:	Financial Investors Variable Insurance Trust (the “Trust”)
	File Nos.	811-21987
333-139186
Post-Effective Amendment No. 3

Dear Sir/Madam:

An electronic (“EDGAR”) filing is hereby made under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of Financial Investors Variable Insurance Trust, an open-end management investment company (the “Fund”). This filing includes Post-Effective Amendment No. 3 to the Fund’s 1933 Act Registration Statement on Form N-1A and Amendment No. 4 to its 1940 Act Registration Statement (“Amendment”). The purpose of this filing is to seek to comply with the recently effective amendments to Form N-1A, as required under the SEC “Summary Prospectus” Rule, SEC Rel. No. 33-8998 (pub. avail. January 13, 2009).

Please address any comments or questions to the attention of the undersigned at 303-623-2577.

Sincerely,

/s/ Alex J. Marks
Alex J. Marks
Secretary

Enclosure